

August 26, 2021

Gideon Ben-Zvi
Chief Executive Officer
Valens Semiconductor Ltd.
8 Hanagar St.
POB 7152
Hod Hasharon 4501309
Israel

      Re: Valens Semiconductor Ltd.
          Amendment No. 2 to Registration Statement on Form F-4
          Filed August 24, 2021
          File No. 333-257176

Dear Mr. Ben-Zvi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 filed August 24, 2021

General

1.   Please file as an exhibit a revised opinion that does not include the assumption about the warrant agreement mentioned in the fourth paragraph on page 1 of Exhibit 5.2 or advise why the assumption is appropriate.

   You may contact Ernest Greene at 202-551-3733 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Sergio Chinos at 202-551-7844 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing

cc: Michael Kaplan